Filed by Diamond Foods, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Procter & Gamble Company

Commission File No: 001-00434

The following is a press release issued by Diamond Foods, Inc. on October 27, 2011.

Diamond Foods Shareholders Approve Issuance of Shares in

Connection with Pringles Transaction

SAN FRANCISCO, CA, October 27, 2011 – Diamond Foods, Inc. (NASDAQ: DMND) today announced that its shareholders approved a proposal to issue Diamond Foods common shares in connection with the merger of the Pringles business into Diamond. At the special meeting of shareholders held today, Diamond shareholders also approved all other proposals recommended by the Board of Directors.

Closing of the transaction remains subject to customary closing conditions and completion of the exchange offer by The Procter & Gamble Company (“P&G”). Antitrust approvals required for the transaction have already been obtained.

About Diamond

Diamond Foods is an innovative packaged food company focused on building, acquiring and energizing brands including Kettle® Chips, Emerald® snack nuts, Pop Secret® popcorn, and Diamond of California® nuts. The Company’s products are distributed in a wide range of stores where snacks and culinary nuts are sold. For more information visit our corporate web site: www.diamondfoods.com.

Note regarding forward-looking statements

This release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995, including with respect to the closing of the Pringles transaction. Forward-looking statements necessarily depend on assumptions that may be incorrect and are subject to risks and uncertainties.

1

Actual results could differ materially from the forward-looking statements made in this release. An extensive list of factors that could materially affect these results can be found in the filings that Diamond has made in connection with the proposed Pringles transaction and Diamond’s periodic filings with the Securities and Exchange Commission (“SEC”). They are available publicly and on request from Diamond’s Investor Relations department.

Additional Information

In connection with the proposed transaction between Diamond and P&G, Diamond has filed a registration statement on Form S-4 with the SEC, but this registration statement has not become effective. Investors are urged to read the registration statement and any other relevant documents when they become available because they will contain important information about Diamond, Pringles and the proposed transaction. The registration statement and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. The documents can also be obtained free of charge from Diamond upon written request to Diamond Foods, Inc., Investor Relations, 600 Montgomery Street, San Francisco, California 94111 or by calling (415) 445-7444, or from P&G upon written request to The Procter & Gamble Company, Shareholder Services Department, P.O. Box 5572, Cincinnati, Ohio 45201-5572 or by calling (800) 742-6253.

Contacts:

Investor Contact	Media Contact
Linda Segre	Stephen Sibert
SVP, Corporate Strategy	VP, Corporate Affairs
Diamond Foods	Diamond Foods
415 -445 -7444	415 -445 -7444
lsegre@diamondfoods.com	ssibert@diamondfoods.com

2